EXHIBIT 99.1

Eldorado Gold Corporation Completes Acquisition of
European Goldfields Limited

Vancouver, British Columbia – February 24, 2012. – Eldorado Gold Corporation (“Eldorado” or the “Company”) (TSX: ELD, NYSE: EGO, ASX: EAU) and European Goldfields Limited (“European Goldfields”) (AIM: EGU, TSX: EGU) announce that today they completed the previously announced plan of arrangement (“Arrangement”) whereby Eldorado acquired all the issued and outstanding securities of European Goldfields.

Under the terms of the Arrangement former European Goldfields shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each European Goldfields share.  Eldorado issued  157,959,316 common shares pursuant to the Arrangement.

Upon completion of the Arrangement, Paul N. Wright, President and CEO of Eldorado Gold, commented “We are pleased to have concluded this transaction, which will further enhance Eldorado’s position as a low cost, high growth, gold producer. We look forward to the successful integration of Eldorado’s new assets in Greece and Romania with our existing mines and projects in the region. We intend to provide detailed information on the Company’s plans for the new assets in April.”

Highlights of the Transaction

●	Creates the premier high growth, low cost intermediate gold producer with a combined market capitalization of approximately C$10.5 billion

●	Leading growth profile with expected annualized production growth of 30% over the next four years, reaching over 1.5 million ounces of gold production by 2015

●	Strongly enhances Eldorado's project pipeline with high quality near-term producing projects

●	Ability to finance planned growth opportunities with current balance sheet and strong cash flows from existing production

●	Eldorado's dividend will remain unchanged with enhanced ability for growth as European Goldfields' development projects are built

●	Exceptional re-valuation opportunity driven by compelling valuation, growth potential, transaction rationale and management track record

The European Goldfields shares will be suspended from trading on AIM as of 7:30 am (GMT) on February 24, 2012, with cancellation and de-listing from AIM expected to occur on February 27, 2012.  The last trading day of the European Goldfields shares on the TSX is expected to be on or about February 28, 2012.

About Eldorado Gold
Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION and
EUROPEAN GOLDFIELDS LIMITED

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a) (10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to: (i) the combined company's expected growth profile; (iii) the anticipated market capitalization of the combined company; (iv) the combined company's access to financing; (v) the value and payment of the combined company's dividends; (vi) the re-valuation opportunity for the combined company.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including, assumptions about the price of commodities, the estimated reserve, resources and production of the combined entity and the impact on the integration of the business on our operations and financial position. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ability to conclude a transaction, commodity price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; business integration risks; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Eldorado's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact:
Eldorado Gold Corporation
Nancy E.  Woo, VP, Investor Relations
Phone: 604.601.6650 or 1.888.353.8166
Fax: 604.687.4026
Email: nancyw@eldoradogold.com
Request for information packages: reception@eldoradogold.com
1188, 550 Burrard Street Vancouver, BC V6C 2B5 Website: www.eldoradogold.com